The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 APR 29 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

23rd April, 2003.

Attn: Filing Desk - Stop 1-4


03050629

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th April 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 23rd April 2003, announcing EMI Recorded Music's plans for the biggest European music download initiative by a record company in Europe to date, under which 140,000 tracks from over 3,000 EMI artists will be made available for sale online.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 03/10

EMI TO LAUNCH BIGGEST ONLINE PROGRAMME IN EUROPE; TRACKS CAN BE DOWNLOADED, BURNED, COPIED TO PORTABLES

- **Over 140,000 tracks, from over 3,000 of artists**
- **Over 20 online retailers across Europe ready to launch**
- **EMI singles for sale online as soon as they air on radio**

LONDON, 23 APRIL 2003 – EMI Recorded Music today announced plans for the biggest European music download initiative by a record company in Europe to date. The company will make available for sale online over 140,000 tracks from over 3,000 EMI artists.

As well as upping the amount of tracks available, EMI's new programme gives consumers more flexibility over how and when they can access its music, enabling them to:

- Burn music onto CD-R
- Copy tracks to portable players
- Purchase singles online as soon as the songs are serviced to radio and in advance of their commercial release on CD

Already more than 20 music retail websites from six different European countries are gearing up to start selling EMI's new downloads and will go live at varying times over the coming weeks. Additional retail partners are expected to join the programme in due course.

Retailers participating in the initial launch phase include HMV, Freeserve, BT Openworld's Dotmusic and Telewest Broadband's Blueyonder ISP service in the UK, Alapage, Fnac and Wanadoo in France, media saturn e-business, Karstadt, Kontor and WOM in Germany, Los40 in Spain plus MSN's sites in the UK and France, Tiscali's sites in the UK, Netherlands, France, Italy and Germany, and MTV's sites in the UK, Netherlands, France, Italy and Germany.

All of the launch retailers are using the platform of online distributor OD2. Other online distributors are expected to join the programme in due course such as Newsplayer Group's VideoTV in the UK.

more...

The online catalogue will include music from the vast majority of EMI's current artists including **Air, Richard Ashcroft, Atomic Kitten, Blue, Blur, Coldplay, The Dandy Warhols, Daft Punk, Dirty Vegas, Doves, Enigma, Herbert Groenemeyer, Ben Harper, Janet Jackson, Norah Jones, Lenny Kravitz, Massive Attack, Kylie Minogue, N.E.R.D., Placebo, Renaud, Turin Brakes, The Vines** and **Robbie Williams**. Back catalogue will feature from artists such as **The Beach Boys, Blondie, David Bowie, Nat King Cole, Deep Purple, Duran Duran, Dean Martin, Pink Floyd, Cliff Richard** and **Frank Sinatra** as will classical recordings by artists including **Placido Domingo, Nigel Kennedy** and the **Berlin Philharmonic Orchestra conducted by Sir Simon Rattle** together with thousands of recordings in other genres including jazz and country.

Tony Wadsworth, chairman & CEO, EMI Recorded Music UK & Ireland said: "This is a significant initiative because it brings many new features to the online offering. EMI has a vast digital catalogue and is now providing consumers with the music they want in a way that is faster, safer and more adaptable than is currently available on any of the current services - and it's legal!"

Emmanuel de Buretel, chairman and CEO of EMI Recorded Music Continental Europe said: "EMI is embracing the digital world by making more music from more artists from France, Germany, Italy, Spain and the Netherlands legally available online in new and flexible ways. We are using new technology to benefit both artists and consumers by massively expanding the amount of music available securely online."

EMI has consistently been one of the most progressive music companies in the online sphere. In the last four years EMI has signed over 60 license agreements with digital music companies all over the world covering a whole host of different business models and concepts and was the first record company to issue licenses to both MusicNet and pressplay as well as other music subscription services such as FullAudio. Last November EMI announced the launch of a new US digital download programme in conjunction with nine online music distributors. Now EMI tracks are available for sale in the US through retailers such as Bestbuy.com, Musicnet on AOL, pressplay and Listen.com's Rhapsody service.

-ENDS-

For further information contact:

Amanda Conroy, tel: 020 7667 3216
Richard O'Brien, tel: 020 7667 3254
at EMI Group, London
www.emigroup.com